September 4, 2025


VIA E-MAIL

Vadim Avdeychik
Debevoise & Plimpton LLP
66 Hudson Blvd.
New York, NY 10001
vavdeychik@debevoise.com

       Re: TCW Steel City Perpetual Levered Fund LP, File No. 000-56771

Dear Mr. Avdeychik:

        On August 4, 2025, you filed a registration statement on Form 10 on behalf of TCW Steel
City Perpetual Levered Fund LP (the    Company   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments or any amendment to the filing.

        We note that the Company is voluntarily registering its common shares under section
12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ). Please note
that a filing on
Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day period, you should consider withdrawing the Company   s Form
10 prior to its
effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments.
If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
                                         Legal Comments

Page 1     Explanatory Note

1. Please add the following bullet points:

   x   The Company   s common stock is not currently listed on an exchange, and it is uncertain
       whether a secondary market will develop.
   x   Repurchases of common stock by the Company, if any, are expected to be very limited.
   x   An investment in the Company may not be suitable for investors who may need the
       money they invest in a specified time frame.
   x   Investment in the Company is suitable only for sophisticated investors and requires the
       financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
   x   The Company intends to invest primarily in privately-held companies for which very
       little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
   x   The privately-held companies and below-investment-grade securities in which the
       Company will invest will be difficult to value and are illiquid.

2. In the third paragraph, disclosure states,    Once this Registration
Statement has been deemed
   effective . . . .    Please change    has been deemed    to    is.

Page 2     Forward-Looking Statements

3. In the eleventh bullet point, disclosure refers to PNCCM. Please define that term, or cross-
   reference to the location where it is defined.

Page 7     General Development of Business

4. In the first paragraph, disclosure refers to the Company   s intent to
convert to a Delaware
   statutory trust prior to commencement of operations and to change the
Company   s name to
      TCW Steel City Senior Lending BDC.
       a. Please explain supplementally the details of the conversion, including whether shareholder approval is required.
       b. Please tell us when the Company will change its name.
       c. The Company   s new name includes    senior lending,    which refers
to a type of
          investment. Please adopt an 80% policy with regard to the Company   s
investments
          consistent with the requirements of rule 35d-1 under the 1940 Act. Please disclose this policy in the Registration Statement, and state in the disclosure that this policy
          cannot be changed without 60 days    prior written notice to
shareholders (or
          alternatively, that the policy is fundamental).



                                                 2
        d. Please add    PNC    prior to    Steel City    in order to avoid
confusion with reference to
          the term    Steel City.
5. In the third paragraph, disclosure states that the Company will make direct investments in senior secured loans to middle market companies or other issuers. Please explain what a middle market company is. Please also explain who the other issuers are.

6. In the fourth paragraph, disclosure states that the Company may    invest
indirectly in
   investments through intermediate entities established by us.

       a. If such entities include a subsidiary, please:

          i. Disclose that    Subsidiary    includes entities that engage in
investment activities in
             securities or other assets that are primarily controlled by the
Company.    Primarily
             controlled    means (1) the Company controls the unregistered
entity within the
             meaning of section 2(a)(9) of the 1940 Act, and (2) the Company s control of the unregistered entity is greater than that of any other person;

          ii. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with
              the Subsidiary so that the Company treats the Subsidiary   s debt
as its own for
              purposes of Section 18.

         iii. Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section
15) as if it were an
              investment adviser to the Company under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the
              Subsidiary, then, for purposes of complying with section 15(c), the reviews of the
              Company   s and the Subsidiary   s investment advisory agreements
may be
              combined.

         iv. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Identify the custodian of the
             Subsidiary, if any.

          v. Disclose any of the Subsidiary   s principal investment strategies
or principal risks
             that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

       b. Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not.

       c. Please confirm in correspondence that the Subsidiary and its board of directors will
          agree to inspection by the staff of the Subsidiary   s books and
records, which will be
          maintained in accordance with section 31 of the 1940 Act and the rules thereunder.



                                                 3
        d. If the Company will have a foreign subsidiary, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the
          United States.

       e. If the Company will have only a wholly-owned subsidiary, please confirm that the
          wholly-owned subsidiary   s management fee (including any performance
fee), if any,
          will be included in    Management Fees,    and the wholly-owned
subsidiary   s expenses
          will be included in    Other Expenses    in the Company   s fee
table.

Page 9     The Advisor and the Sub-Advisor

7. In the second paragraph, disclosure refers to    TCW   s Private Credit
Group.    Please add
   disclosure that explains the relevance of the group.

Page 15     Incentive Fee

8. Please ensure that the Company adds a graphic to this section that demonstrates the operation of the incentive fee.
9. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of Form
   N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Page 24     The Private Offering

10. In the first paragraph, disclosure states that the Company reserves the right to enter into
    Subscription Agreements that contain terms and conditions not found in the Subscription
    Agreements entered into with other investors, subject to applicable law. Please explain:
       a. How having subscription agreements with different terms would comply with sections 18 and 61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
       b. Whether different terms in any subscription agreements could have a material, negative effect on other Company investors;
       c. Whether the terms of different subscription agreements will be disclosed to all
          Company investors, and how they will be disclosed including the timing of such disclosure;
       d. Whether the terms of these subscription agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
       e. Whether the terms of these subscription agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.




                                                 4
 Page 26     Regulation as a Business Development Company

11. In the sixth paragraph, disclosure states that the Advisors have each filed an application for exemptive relief regarding certain co-investments. Please tell us the status of the application.

Page 57     Reliance upon Consultants

12. Disclosure states that the Advisor may rely upon independent consultants in connection with its evaluation of proposed investments. Please tell us whether any of the consultants are, or may be, affiliates of the Company or the Advisor. In addition, please tell us more about the types of deal fee, consultancy fee, or other compensation they may be paid either by the
    Company or its portfolio company. Please ensure your response addresses applicable regulatory considerations, such as sections 17 and 57 of the 1940 Act, and any policies and procedures in place to manage conflicts and ensure compliance with applicable law.

Page 61     Risks of PIK and Private Credit Terms

13. Please revise the disclosure to reflect the additional risks presented by investments in PIK and, if applicable OID securities, including:

       a. The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.
       b. The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.
       c. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.
       d. PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.
       e. Use of PIK and OID securities may provide certain benefits to the Advisor, including increasing management fees and incentive compensation.

Page 62     Risks Related to Warehousing Transactions

14. Disclosure states that the Company may enter into one or more warehousing transactions.

       a. Please tell us whether any of the entities involved in a warehousing transaction may be affiliated with the Company or the Advisor. See section 2(a)(3) of the 1940 Act.
          To the extent there is any affiliation, please provide an analysis of whether any of the warehousing transactions between the Company and other entities may constitute a joint enterprise or other joint arrangement within the meaning of rule 17d-1 under the
          1940 Act.



                                                 5
        b. Please tell us whether affiliates of the Company or Advisor may enter into any agreements, including back-stop style agreements, with any entities involved in warehousing transactions.

       c. Please tell us whether the Company intends to rely on its co-investment exemptive order to engage in warehousing transactions and, if so, provide the legal basis for such reliance.

       d. Please provide a legal analysis of whether or not the warehousing transactions may
          constitute    unfunded commitment agreements    as defined in rule
18f-4 under the
          1940 Act.

Page 64     Obligations of Shareholders Relating to Credit Facilities

15. Disclosure states that the Company intends to enter into one or more credit facilities. When the terms of a credit facility are known, please update this disclosure to address the actual portfolio limits and other material terms of the credit facility.

Page 68     Consequences of Failure to Pay Commitment in Full

16. Disclosure states that a defaulting Shareholder may lose all or a portion of its economic interest in us. . . .
       a. Please explain to us how the Shareholder   s loss of an interest is
consistent with the
          requirements of section 63 and section 23 of the 1940 Act.
       b. If the loss involves transferring shares to other investors, please add disclosure that addresses how the Company will price such shares (e.g., lesser of net asset value or the best price reasonably obtainable by the Company, etc.).
       c. Please tell us whether the Company has policies and procedures regarding such pricing.

Page 80     Trustees

17. Please list other directorships held by a trustee. See Item 5. of Form 10 (cross-referencing to
    Item 401 of Regulation S-K).

Page 82     Interested Trustees

18. Please move Mr. Marzullo   s biography to the section titled,    Executive
Officers Who Are
    Not Trustees.

Page 84     Compensation of Interested Trustees

19. Please explain the 1940 Act definition of    interested persons.    See
Item 7 of Form 10 (cross-
    referencing to Item 407(a) of Regulation S-K, which requires a fund to explain how it determined that Independent Trustees are independent).



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 Page 87     Particular Risks due to PNC   s Broad and Wide-Ranging Activities

20. Disclosure states that conflicts of interest not described herein may also exist. Please describe the conflicts of interest that have been omitted. Otherwise, if you mean that PNC may not have contemplated every conflict of interest that could exist, please say so.

21. Disclosure states that, while PNC will implement reasonable mitigants to address some or all of the conflicts, there can be no assurance that conflicts of interest will be resolved in favor of the Company or the Partners. Please provide examples of what you mean so that investor has some idea of how the Company might be affected.

Page 91     Collaboration with and Sub-Advisory and Other Services by PNC

22. Disclosure states that the Company will pay an affiliate of the Sub-Advisor a Sourcing Fee under certain circumstances.

   a. In correspondence, please describe to us the following:
       x   The specific services any affiliate of the Fund or Sub-Advisor and
such affiliate   s
           employees will provide on the Sub-Advisor   s behalf and why those
services do not
           amount to investment advisory services provided to the Fund;
       x   The extent to which the Sub-Advisor will depend on such affiliate
s personnel in
           providing investment advisory services;
       x   Whether personnel of such affiliate who provide investment advice with respect to the
           Fund will be supervised persons of the Sub-Advisor under Section 202(a)(25) of the
           Investment Advisers Act of 1940;
       x   Whether and what fees are paid to such affiliate for the described services and
           whether or not they are paid pursuant to a personnel or resource sharing agreement;
       x   Whether such affiliate is considered to be a fiduciary with respect to the Fund in
           connection with providing the described services;
       x   By whom the personnel being provided for use by the Sub-Advisor for advisory
           services to the Fund are employed and how such employer is affiliated with the Sub-
           Advisor and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and
       x   The registration status of such affiliate and where such affiliate is domiciled.

   b. Please explain if the Fund or Sub-Advisor are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Sub-Advisor and an affiliate of the Fund or Adviser.

   c. Please provide a copy of any agreement reflecting the participating affiliate arrangement, including the Umbrella Agreement.




                                                  7
 Pages 100-101     Derivative Actions, Direct Actions, and Exclusive Delaware
Jurisdiction

23. It is not clear whether the disclosure in these sections aligns with 1940 Act provisions and/or
    the Company   s organizational documents, which have not yet been filed as exhibits. Please
    send these exhibits to us as soon as possible. We may have further comments.

Page 104     Exhibit Index

24. Please add the following exhibits:

       a. Declaration of Trust
       b. By-Laws
       c. Subscription Agreements
       d. Custody Agreement
       e. License Agreement
       f. Umbrella Agreement
                                      Accounting Comments

25. Confirm in correspondence whether the Company will enter into any joint ventures during the first year of operations. If yes, please add disclosure describing details about the relevant entities, the structure of the joint ventures, whether exemptive relief is required. We may have further comments.

26. Confirm in correspondence whether the Company will utilize leverage during the first year of investment operations. If yes, please include disclosure about leverage in the fee table.

27. Confirm whether there will be any fee waiver, reimbursement or recoupment arrangements.

28. Please include more detailed information regarding ASC Topic 280 - Segment Reporting
    (   ASC 280   ), including the identification of the person/officer charged with the
    responsibility of Chief Operating Decision Maker (   CODM   ), such as the
portfolio manager,
    the CEO or CFO of the Company.

29. Confirm that an amendment will include a disclosure regarding the applicability of Financial
    Accounting Standards Board ASC 820, Fair Value Measurement (   ASC 820   ).

30. Please confirm that the accrued incentive fee on capital gains includes unrealized gains.
    Refer to the AICPA Expert Panel Meeting Minutes dated December 14, 2010.
Going
    forward, please update the notes to the financial statements to reflect the treatment of unrealized gains in the calculation.

31. Include an estimate of the organization and offering expenses. Please note that accounting for these expenses should be discussed in the financial statements, including how they are accounted for, repayment of any amounts to the advisor, and recoupment provisions and limitations.

                                                  8
 32. Please include a check box on the facing page indicating whether or not the registrant will elect use the extended transition period for complying with any new or revised financial accounting standards.

33. Does the Company currently hold any investments, or intend to hold any investments prior to effectiveness of the registration statement? Please confirm whether the entity will also be seeded by any formation transactions.
34. Please furnish all financial statements and supplementary financial information required by
    Regulation S-X at least 15 days prior to the Form 10   s effectiveness to
allow us enough time
    to review. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

                                      *   *    *       *     *   *

        We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Shandy Pumphrey, Staff Accountant, at (202) 551-2393.


                                                           Sincerely,

                                                           Lisa N. Larkin
                                                           /s/ Lisa N. Larkin
                                                           Senior Counsel


cc:    Shandy Pumphrey, Staff Accountant
       Ryan Sutcliffe, Branch Chief
       Christian T. Sandoe, Assistant Director




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